UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

Annual General Meeting
At the Annual General Meeting of Shareholders, held on July 28, 2026 (the “AGM”), the shareholders of GLOBALFOUNDRIES Inc. (the “Company”) approved the following proposals: (1) the election of David Kerko (with 99.53% in favor), Jack Lazar (with 94.44% in favor) and Carlos Obeid (with 82.35% in favor) as Class II directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association, and (2) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2026 (with 99.98% in favor).
Resignation of Directors
On July 28, 2026, Ms. Elissa Murphy notified the Board of Directors (the “Board”) of the Company of her decision to resign from any and all positions on the Board (including any committees thereof), effective as of the same date. Ms. Murphy’s resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices. As previously announced, Mr. Martin L. Edelman did not stand for re-election as a Class II director and his term expired at the AGM. Following Ms. Murphy’s resignation and expiry of Mr. Edelman’s term, the size of the Board of Directors was reduced from thirteen to eleven directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: July 29, 2026	By:	/s/ Samak L. Azar
	Name:	Samak L. Azar
	Title:	Chief Legal Officer